UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 22 February 2022

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
JSE, NYSE, DIFX Share Code: GFI
ISIN Code: **ZAE000018123**
("Gold Fields" or "the Company")

DEALINGS IN SECURITIES

In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited ("the Listings Requirements") the Company hereby advises that directors and prescribed Officers of Gold Fields and directors of major subsidiaries of the Company took ownership of their Performance Shares which were awarded in terms of the Gold Fields 2012 Share Plan ("Scheme") as amended.

Accordingly, the following trades are announced:

Name of Director, Prescribed Officer, Director of Major subsidiary	PA Schmidt
Nature of transaction	On market sale of shares in terms of the above scheme
Class of Security	Ordinary shares
Nature of interest	Direct and Beneficial
Transaction Date	17/02/2022
Number of Shares traded	397 908,00
Number of Shares retained	0
Market Price per share	R181.7191
Total Value	R72,307,483,64
Name of Director, Prescribed Officer, Director of Major subsidiary	TL Leishman
Nature of transaction	On market sale of shares in terms of the above scheme
Class of Security	Ordinary shares
Nature of interest	Direct and Beneficial
Transaction Date	17/02/2022
Number of Shares traded	212 376,00
Number of Shares retained	0
Market Price per share	R181.6314
Total Value	R38,574,150,21
Name of Director, Prescribed Officer, Director of Major subsidiary	BJ Mattison
Nature of transaction	On market sale of shares in terms of the above scheme
Class of Security	Ordinary shares
Nature of interest	Direct and Beneficial
Transaction Date	17/02/2022
Number of Shares traded	150 000,00
Number of Shares retained	109 538,00
Market Price per share	R182.3400
Total Value	R27,351,000,00

Name of Director, Prescribed Officer, Director of Major subsidiary	BJ Mattison
Nature of transaction	On market sale of shares in terms of the above scheme
Class of Security	Ordinary shares
Nature of interest	Direct and Beneficial
Transaction Date	18/02/2022
Number of Shares traded	109 538,00
Number of Shares retained	0
Market Price per share	R187.7867
Total Value	R20,569,779,54
Name of Director, Prescribed Officer, Director of Major subsidiary	L Rivera
Nature of transaction	On market sale of shares in terms of the above scheme
Class of Security	Ordinary shares
Nature of interest	Direct and Beneficial
Transaction Date	18/02/2022
Number of Shares traded	295 558,00
Number of Shares retained	0
Market Price per share	R181.5934
Total Value	R53,671,382,12
Name of Director, Prescribed Officer, Director of Major subsidiary	R Butcher
Nature of transaction	On market sale of shares in terms of the above scheme
Class of Security	Ordinary shares
Nature of interest	Direct and Beneficial
Transaction Date	18/02/2022
Number of Shares traded	135 885,00
Number of Shares retained	0
Market Price per share	R181.5934
Total Value	R24,675,819,16
Name of Director, Prescribed Officer, Director of Major subsidiary	P Woodhouse
Nature of transaction	On market sale of shares in terms of the above scheme
Class of Security	Ordinary shares
Nature of interest	Direct and Beneficial
Transaction Date	18/02/2022
Number of Shares traded	29 576,00
Number of Shares retained	0
Market Price per share	R181.5934
Total Value	R5,370,806,40
Name of Director, Prescribed Officer, Director of Major subsidiary	A Munt
Nature of transaction	On market sale of shares in terms of the above scheme
Class of Security	Ordinary shares
Nature of interest	Direct and Beneficial

Transaction Date	18/02/2022
Number of Shares traded	29 335,00
Number of Shares retained	0
Market Price per share	R181.5934
Total Value	R5,327,042,39
Name of Director, Prescribed Officer, Director of Major subsidiary	**S Mathews**
Nature of transaction	On market sale of shares in terms of the above scheme
Class of Security	Ordinary shares
Nature of interest	Direct and Beneficial
Transaction Date	18/02/2022
Number of Shares traded	182 994,00
Number of Shares retained	0
Market Price per share	R181.5934
Total Value	R33,230,502,64
Name of Director, Prescribed Officer, Director of Major subsidiary	**G Ovens**
Nature of transaction	On market sale of shares in terms of the above scheme
Class of Security	Ordinary shares
Nature of interest	Direct and Beneficial
Transaction Date	18/02/2022
Number of Shares traded	26 757,00
Number of Shares retained	0
Market Price per share	R181.5934
Total Value	R4,858,894,60
Name of Director, Prescribed Officer, Director of Major subsidiary	**M Preece**
Nature of transaction	On market transaction in terms of the above scheme
Class of Security	Ordinary shares
Nature of interest	Direct and Beneficial
Transaction Date	17/02/2022
Number of Shares traded	0
Number of Shares retained	53 854,00
Market Price per share	R181.1535
Total Value	R9,755,840,59
Name of Director, Prescribed Officer, Director of Major subsidiary	**M Preece**
Nature of transaction	On market sale of shares in terms of the above scheme
Class of Security	Ordinary shares
Nature of interest	Direct and Beneficial
Transaction Date	18/02/2022
Number of Shares traded	46 807,00
Number of Shares retained	0
Market Price per share	R181.5934
Total Value	R8,499,842,27
Name of Director, Prescribed Officer, Director of Major	**N Chohan**

subsidiary	
Nature of transaction	On market transaction in terms of the above scheme
Class of Security	Ordinary shares
Nature of interest	Direct and Beneficial
Transaction Date	17/02/2022
Number of Shares traded	0
Number of Shares retained	112 925,00
Market Price per share	R181.1535
Total Value	R20,456,758,99
Name of Director, Prescribed Officer, Director of Major subsidiary	**N Chohan**
Nature of transaction	On market sale of shares in terms of the above scheme
Class of Security	Ordinary shares
Nature of interest	Direct and Beneficial
Transaction Date	18/02/2022
Number of Shares traded	98 150,00
Number of Shares retained	0
Market Price per share	R181.5934
Total Value	R17,823,392,21

In terms of paragraph 3.66 of the Listings requirements the necessary clearance to deal in the above securities has been obtained.

22 February 2022
Sponsor:
J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly

caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 22 February 2022

By: /s/ C I Griffith
Name: C I Griffith
Title: Chief Executive Officer